  Exhibit 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2019 and 2018
 (Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2019 AND DECEMBER 31, 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	June 30, 2019	December 31, 2018

ASSETS

Current
Cash and cash equivalents	$8,396	$5,115
Accounts and other receivables	115	149
Prepaid expenditures	257	257
Marketable securities (Note 3)	2,979	2,597
Total current assets	11,747	8,118

Non-current
Mineral properties (Note 4)	246,411	244,129
Mineral property investments (Note 5)	4,417	4,417
Property and equipment	610	662
Reclamation deposit	118	116
Other receivables	78	90
Total non-current assets	251,634	249,414
TOTAL ASSETS	$263,381	$257,532

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 6)	$645	$582
Flow-through share premium liability (Note 7(b))	475	-
TOTAL LIABILITIES	1,120	582

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	280,974	275,068
Warrant and share-based payment reserve (Note 7)	32,574	30,230
Accumulated other comprehensive loss	(5,189)	(5,292)
Accumulated deficit	(46,098)	(43,056)
Total shareholders’ equity	262,261	256,950
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$263,381	$257,532

Subsequent event (Note 12)
The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director                                                  Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

EXPENDITURES (Note 8)
General and administration	$774	$576	$1,641	$3,012
Exploration and evaluation	245	143	444	411
Investor relations and marketing communications	199	581	733	1,317
Corporate development and due diligence	138	39	283	366
Loss from operational activities	(1,356)	(1,339)	(3,101)	(5,106)

OTHER ITEMS
Foreign exchange loss	(2)	(9)	(4)	(7)
Other expenses	(7)	(2)	(61)	(47)
Interest and other income	50	52	124	110
Net loss for the period	$(1,315)	$(1,298)	$(3,042)	$(5,050)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net income or (loss):
Marketable securities fair value gain (loss) (Note 3)	139	(1,235)	151	(1,257)
Items that may be reclassified to net income or (loss):
Currency translation adjustment	(24)	93	(48)	244
Other comprehensive income (loss)	115	(1,142)	103	(1,013)

Total comprehensive loss for the period	$(1,200)	$(2,440)	$(2,939)	$(6,063)
Basic and diluted loss per share (in dollars)	$(0.00)	$(0.00)	$(0.01)	$(0.01)
Weighted average number of shares outstanding – Basic and Diluted	571,232,990	557,805,450	564,810,633	556,912,660

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Six months ended June 30,
	2019	2018

Cash flows from operating activities
Net loss for the period	$(3,042)	$(5,050)
Adjustments for:
Depreciation	87	106
Unrealized foreign exchange gain	(6)	(2)
Share-based payments (Note 7(d))	1,049	2,613
Accrued interest receivable and other income	(45)	12
Accrued other expenses	65	43
Operating cash flows before movements in working capital	(1,892)	(2,278)
Changes in non-cash working capital items:
(Increase) decrease in accounts and other receivables	(52)	205
(Increase) decrease in prepaid expenditures	(3)	96
Increase in accounts payables and accrued liabilities	133	33
Total cash used in operating activities	(1,814)	(1,944)

Cash flows from investing activities
Property and equipment purchases	(39)	(68)
Mineral property expenditures (Note 4)	(2,245)	(4,736)
Option payments and expenditures recovered (Note 4)	67	-
Total cash used in investing activities	(2,217)	(4,804)

Cash flows from financing activities
Units issued for the private placement (Note 7(b))	5,511	-
Units issued for the flow-through private placement (Note 7(b))	1,900	-
Units issuance costs (Note 7(b))	(141)	-
Proceeds from exercise of warrants and stock options	43	920
Total cash provided by financing activities	7,313	920

Foreign exchange effect on cash	(1)	13

Change in cash and cash equivalents	3,281	(5,815)
Cash and cash equivalents, beginning	5,115	15,400
Cash and cash equivalents, ending	$8,396	$9,585

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2017	552,547,616	$272,501	$15,007	$12,600	$(4,043)	$(31,411)	$264,654
Exercise of options (Note 7(d))	364,000	156	-	(100)	-	-	56
Exercise of warrants (Note 7(c))	5,031,300	2,241	(1,377)	-	-	-	864
Share-based payments	-	-	-	3,502	-	-	3,502
Loss for the period	-	-	-	-	-	(5,050)	(5,050)
Other comprehensive loss	-	-	-	-	(1,013)	-	(1,013)
Balance as at June 30, 2018	557,942,916	$274,898	$13,630	$16,002	$(5,056)	$(36,461)	$263,013
Balance as at December 31, 2018	558,316,916	$275,068	$13,600	$16,630	$(5,292)	$(43,056)	$256,950
Units issued for the private placement (Note 7(b))	20,412,995	4,702	809	-	-	-	5,511
Units issued for the flow-through private placement (Note 7(b))	5,277,777	1,691	209	-	-	-	1,900
Flow-through share premium liability (Note 7(b))	-	(475)	-	-	-	-	(475)
Units issuance costs (Note 7(b))	-	(120)	(21)	-	-	-	(141)
Exercise of warrants (Note 7(c))	214,200	108	(65)	-	-	-	43
Share-based payments	-	-	-	1,412	-	-	1,412
Loss for the period	-	-	-	-	-	(3,042)	(3,042)
Other comprehensive income	-	-	-	-	103	-	103
Balance as at June 30, 2019	584,221,888	$280,974	$14,532	$18,042	$(5,189)	$(46,098)	$262,261

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (formerly First Mining Finance Corp.) (the “Company” or “First Mining”) was incorporated in Canada on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

The Company is an emerging mineral development company with a diversified portfolio of gold projects in North America. The Company’s vision is to advance its materials assets towards a construction decision and, ultimately, to production, and the Company continues to assess mineral asset acquisition targets on an ongoing basis. These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. The following table highlights the Company’s material subsidiaries together with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”)	Northern Ontario, Canada
Goldlund Resources Inc.	100%	Goldlund Gold Project (“Goldlund”)	Northern Ontario, Canada
Coastal Gold Corp.	100%	Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada
Cameron Gold Operations Ltd.	100%	Cameron Gold Project (“Cameron”)	Northern Ontario, Canada
PC Gold Inc.	100%	Pickle Crow Gold Project (“Pickle Crow”)	Northern Ontario, Canada
Clifton Star Resources Inc.	100%	Duquesne Gold Project (“Duquesne”) 10% indirect interest in the Duparquet Gold Project (“Duparquet”) Pitt Gold Project (“Pitt”)	Québec, Canada

First Mining is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is located at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2018, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars, unless otherwise noted. The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiaries is the US dollar.

The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

2. BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements were approved by the Board of Directors on August 8, 2019.

The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2018, except for the following:

a)
IFRS 16

The Company has adopted IFRS 16 Leases (“IFRS 16”) which is effective for annual periods beginning on or after January 1, 2019. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The adoption of IFRS 16 did not have an impact on the Company’s condensed interim consolidated financial statements.

b)
Flow-through units and shares

The Company may, from time to time, issue flow-through common shares to finance a portion of its Canadian exploration programs. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. Upon the issuance of a flow-through unit, the Company bifurcates the flow-through unit into i) relative fair value of capital stock issued, ii) relative fair value of a warrant, and iii) the residual as a flow-through share premium, which is recognized as a liability. Upon incurring qualifying expenses the Company derecognizes the liability and recognizes a credit to deferred tax expense. Proceeds received from the issuance of flow-through shares are restricted and can be used only for Canadian resource property exploration expenditures within a certain time period as dictated by the government of Canada flow-through regulations as contained in the Income Tax Act (Canada) (the “ITA”). The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through expenditure commitments. The Company is also subject to Part XII.6 of the ITA which imposes a tax on flow-through proceeds renounced under the “Look-back Rule”, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as an expense until paid.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

3. MARKETABLE SECURITIES

The movements in marketable securities during the six months ended June 30, 2019, and year ended December 31, 2018 are summarized as follows:

	Silver One Resources Inc.	Gainey Capital Corp.	Other Marketable Securities	Total
Balance as at December 31, 2018	$990	$-	$1,607	$2,597
Additions	60	171	-	231
Gain (loss) recorded in other comprehensive loss	13	(55)	193	151
Balance as at June 30, 2019	$1,063	$116	$1,800	$2,979

	Silver One Resources Inc.	Gainey Capital Corp.	Other Marketable Securities	Total
Balance as at December 31, 2017	$2,280	$-	$1,997	$4,277
Loss recorded in other comprehensive loss	(1,290)	-	(390)	(1,680)
Balance as at December 31, 2018	$990	$-	$1,607	$2,597

The Company holds marketable securities as strategic investments and has less than a 10% equity interest in each of the investees.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

4. MINERAL PROPERTIES

As at June 30, 2019 and December 31, 2018, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2018	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance June 30, 2019
Springpole	$73,378	$233	$560	$327	$131	$238	$-	$-	$-	$74,867
Goldlund	96,604	2	404	143	49	47	-	-	-	97,249
Hope Brook	19,581	20	81	25	20	22	-	-	-	19,749
Cameron	27,032	51	31	13	7	3	-	-	-	27,137
Pickle Crow	16,754	16	42	5	5	3	(50)	-	-	16,775
Duquesne	5,091	1	3	6	1	-	-	-	-	5,102
Pitt	2,082	-	-	1	-	-	-	-	-	2,083
Others(1)	2,559	2	9	3	6	-	-	-	-	2,579
Canada Total	$243,081	$325	$1,130	$523	$219	$313	$(50)	$-	$-	$245,541
Miranda	-	-	-	-	-	-	-	-	-	-
Socorro	-	-	-	-	-	-	-	-	-	-
San Ricardo	-	-	-	-	-	-	-	-	-	-
Las Margaritas	244	5	22	9	-	-	(175)	(7)	-	98
Others(2)	-	-	-	-	-	-	-	-	-	-
Mexico Total	$244	$5	$22	$9	$-	$-	$(175)	$(7)	$-	$98
USA	804	-	-	-	-	-	-	(32)	-	772
Total	$244,129	$330	$1,152	$532	$219	$313	$(225)	$(39)	$-	$246,411

	Balance December 31, 2017	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2018
Springpole	$70,398	$237	$1,048	$657	$479	$559	$-	$-	$-	$73,378
Goldlund	93,807	2	928	1,045	596	226	-	-	-	96,604
Hope Brook	18,665	123	459	136	116	82	-	-	-	19,581
Cameron	26,676	39	193	57	39	28	-	-	-	27,032
Pickle Crow	16,496	50	92	58	36	22	-	-	-	16,754
Duquesne	5,053	6	4	27	-	1	-	-	-	5,091
Pitt	2,080	-	-	1	-	1	-	-	-	2,082
Others(1)	2,515	2	10	21	9	2	-	-	-	2,559
Canada Total	$235,690	$459	$2,734	$2,002	$1,275	$921	$-	$-	$-	$243,081
Miranda	810	48	18	9	1	-	-	76	(962)	-
Socorro	782	107	3	4	-	-	-	77	(973)	-
San Ricardo	969	140	1	6	-	4	-	96	(1,216)	-
Las Margaritas	183	41	4	25	4	1	(33)	19	-	244
Others(2)	739	195	7	7	-	1	-	81	(1,030)	-
Mexico Total	$3,483	$531	$33	$51	$5	$6	$(33)	$349	$(4,181)	$244
USA	698	43	-	-	-	-	-	63	-	804
Total	$239,871	$1,033	$2,767	$2,053	$1,280	$927	$(33)	$412	$(4,181)	$244,129

(1)
Other mineral properties in Canada as at June 30, 2019 and December 31, 2018 include the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project and the Duparquet gold project (in which the Company holds a 10% indirect interest).

(2)
Other mineral properties in Mexico as at June 30, 2019 and December 31, 2018 include Puertecitos, Los Tamales, Geranio, El Apache, El Roble, Batacosa and Lachatao. A write-down of these properties to $nil was recorded during the year ended December 31, 2018.

The Company has various underlying agreements and commitments with respect to its Canadian mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

4. MINERAL PROPERTIES (Continued)

On July 30, 2018, the Company entered into an option agreement (the “Option Agreement”) with Gainey Capital Corp. (“Gainey”), granting Gainey the right to earn a 100% interest in First Mining’s Las Margaritas gold project (“Las Margaritas”) located in the State of Durango in Mexico. Under the terms of the Option Agreement, Gainey can elect to make either annual share or cash payments to the Company for aggregate consideration of between $900 and $1,015 over the four year option period. In addition, as per the terms of the Option Agreement, Gainey will make annual payments of USD $25,000 in September 2018 (paid), September 2019, September 2020 and USD $250,000 in September 2021 in connection with an existing agreement on the property, and exploration expenditures totaling USD $1,000,000 over the four year option period on Las Margaritas. Upon completion of the four year option period, Gainey obtains a 100% ownership interest in Las Margaritas, except that First Mining will retain a 2% net smelter returns (“NSR”) royalty interest, with Gainey having the right to buy back 1% of the NSR royalty interest for USD $1,000,000 up until the first anniversary of the commencement of commercial production at Las Margaritas. As at June 30, 2019, the carrying value of the Las Margaritas property is $98 (December 31, 2018 - $244). During the six months ended June 30, 2019, the Company received initial consideration in the form of Gainey shares with a fair value of $171 on the date of receipt and cash of $12 relating to value-added tax in Mexico under the terms of the Option Agreement.

5. MINERAL PROPERTY INVESTMENTS

Mineral property investments (which comprise equity interests in the shares of three private companies) are designated as fair value through other comprehensive income (loss) (“FVTOCI”), with changes in fair value recorded in other comprehensive income (loss).

The Company, through its subsidiary Clifton, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project. As at June 30, 2019, the fair value of mineral property investments is $4,417 (December 31, 2018 - $4,417). As at June 30, 2019, there was no change in the carrying value of mineral property investments given management concluded that there was no material change in fair value (Note 11).

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	June 30, 2019	December 31, 2018
Accounts payable	$304	$341
Other accrued liabilities	341	241
Total	$645	$582

7. SHARE CAPITAL

a)
Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b)
Issued and Fully Paid

Common shares: 584,221,888 (December 31, 2018 – 558,316,916).
Preferred shares: nil (December 31, 2018 – nil).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. SHARE CAPITAL (Continued)

On May 16, 2019, the Company completed a non-brokered private placement raising aggregate gross proceeds of $7,411 (the “Offering”). Pursuant to the Offering, the Company issued 20,412,995 units of the Company (the "Units") at a price of $0.27 per Unit for gross proceeds of $5,511 and 5,277,777 flow-through units of the Company (the "FT Units") at a price of $0.36 per FT Unit for gross proceeds of $1,900. Net proceeds after units issuance costs is $7,270.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company at a price of $0.40 at any time prior to the date which is three years following the closing date of the Offering.

Each FT Unit consists of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the ITA and one-half of one Warrant on the same terms as the Warrants forming part of the Units.

An amount of $5,798 was recorded in share capital. The Warrants were valued at $997 using the relative fair value method, and the remaining $475, representing the implied premium, was recorded as flow-through share premium liability. As at June 30, 2019, the Company had $1,900 (June 30, 2018 - $nil) of flow-through expenditure commitments to fulfill the flow-through requirements.

c)
Warrants

The movements in warrants during the six months ended June 30, 2019 and year ended December 31, 2018 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2017	49,693,409	$0.81
Warrants exercised	(5,131,300)	0.17
Warrants expired	(24,445,254)	0.80
Balance as at December 31, 2018	20,116,855	$0.99
Warrants issued	12,845,383	0.40
Warrants exercised	(214,200)	0.20
Balance as at June 30, 2019	32,748,038	$0.76

The following table summarizes information about warrants outstanding as at June 30, 2019:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.01 – 0.50	15,873,038	$0.41	2.70
$0.51 – 1.00	-	-	-
$1.01 – 1.50	16,875,000	1.10	0.10
	32,748,038	$0.76	1.36

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. SHARE CAPITAL (Continued)

The Warrants issued have been valued at $997 ($1,018 net of allocated issuance costs of $21) using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.55%
Expected life (years)	3.00 years
Expected volatility(1)	71.86%
Expected dividend yield	Nil

d)
Stock Options

The Company has adopted a stock option plan that allows for the granting of incentive stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

The movements in stock options during the six months ended June 30, 2019 and year ended December 31, 2018 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2017	30,608,000	$0.74
Granted – January 15, 2018	9,575,000	0.60
Granted – April 16, 2018	120,000	0.50
Granted – July 20, 2018	50,000	0.43
Granted – October 16, 2018	1,400,000	0.40
Granted – December 10, 2018	12,075,000	0.40
Options exercised	(638,000)	0.17
Options expired	(1,950,000)	1.27
Options forfeited	(2,975,000)	0.68
Balance as at December 31, 2018	48,265,000	$0.61
Granted – January 7, 2019	5,000,000	0.40
Granted – April 1, 2019	750,000	0.40
Granted – April 29, 2019	2,000,000	0.40
Options expired	(7,700,000)	0.68
Options forfeited	(412,500)	0.57
Balance as at June 30, 2019	47,902,500	$0.57

The weighted average closing share price at the date of exercise for the six months ended June 30, 2019 was $nil (June 30, 2018 – $0.47). No stock options were exercised during the six months ended June 30, 2019 (June 30, 2018 – 364,000).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. SHARE CAPITAL (Continued)

The following table summarizes information about the stock options outstanding as at June 30, 2019:

	Options Outstanding			Options Exercisable
Exerciseprice	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.01 – 0.50	25,192,500	$0.40	3.91	13,123,750	$0.39	3.32
$0.51 – 1.00	22,710,000	0.75	2.65	22,710,000	0.75	2.65
	47,902,500	$0.57	3.48	35,833,750	$0.62	2.90

During the six months ended June 30, 2019, there were 7,750,000 (June 30, 2018 – 9,695,000) incentive stock options granted with an aggregate fair value of $1,550 (June 30, 2018 – $3,535), or a weighted average fair value of $0.20 per option (June 30, 2018 – $0.36). As at June 30, 2019, 12,068,750 (June 30, 2018 – 250) incentive stock options remain unvested with an aggregate grant date fair value of $1,155 (June 30, 2018 - $90).

Certain incentive stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain incentive stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of incentive stock options granted and total share-based payments expensed during the periods. Total share-based payments expense during the periods ended June 30, 2019 and June 30, 2018 was classified within the financial statements as follows:

	For the three months ended June 30,		For the six months ended June 30,
Statements of Net Loss:	2019	2018	2019	2018
General and administration	$235	$36	$565	$1,864
Exploration and evaluation	56	-	67	89
Investor relations and marketing communications	96	49	216	432
Corporate development and due diligence	88	-	201	228
Subtotal	$475	$85	$1,049	$2,613
Statements of Financial Position:
Mineral Properties	212	-	363	889
Total	$687	$85	$1,412	$3,502

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

7. SHARE CAPITAL (Continued)

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended	Year ended
	June 30, 2019	December 31, 2018
Risk-free interest rate	2.20%	1.91%
Share price at grant date (in dollars)	$0.36	$0.41
Exercise price (in dollars)	$0.40	$0.48
Expected life (years)	5.00 years	5.00 years
Expected volatility(1)	71.86%	70.87%
Forfeiture rate	5.00%	2.64%
Expected dividend yield	Nil	Nil

(1)
The computation of expected volatility prior to the December 10, 2018 option grant was based on the historical volatility of comparable companies from a representative peer group of publicly traded mineral exploration companies. Commencing December 10, 2018, the computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

8. EXPENDITURES

Components by nature of the Company’s significant functional operating expenditure categories are as follows:

	For the three months ended June 30, 2019		For the three months ended June 30, 2018
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$103	$2	$134	$7
Consultants	4	6	13	-
Depreciation	4	-	2	-
Directors fees	50	-	40	-
Investor relations and marketing communications	-	48	2	452
Professional fees	155	-	76	-
Salaries	185	43	194	51
Share-based payments (non-cash) (Note 7(d))	235	96	36	49
Transfer agent and filing fees	25	1	63	7
Travel and accommodation	13	3	16	15
Total	$774	$199	$576	$581

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

8. EXPENDITURES (Continued)

	For the six months ended June 30, 2019		For the six months ended June 30, 2018
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$201	$7	$227	$19
Consultants	30	29	20	-
Depreciation	7	-	4	-
Directors fees	84	-	75	-
Investor relations and marketing communications	-	411	3	666
Professional fees	241	-	153	-
Salaries	389	61	505	145
Share-based payments (non-cash) (Note 7(d))	565	216	1,864	432
Transfer agent and filing fees	99	1	113	7
Travel and accommodation	25	8	48	48
Total	$1,641	$733	$3,012	$1,317

9. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, and development of North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at June 30, 2019 and December 31, 2018 is as follows:

Non-current assets	June 30, 2019	December 31, 2018
Canada	$246,266	$243,854
Mexico	176	334
USA	775	809
Total	$247,217	$244,997

10. RELATED PARTY TRANSACTIONS

Key management includes the Directors and Officers of the Company. The compensation paid or payable to key management for services during the three and six months ended June 30, 2019 and 2018 is as follows:

Service or Item	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Directors’ fees	$50	$40	$84	$75
Salaries and consultants’ fees	238	286	512	788
Share-based payments (non-cash)	474	50	1,042	2,707
Total	$762	$376	$1,638	$3,570

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

11. FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●
Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

●
Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●
Level 3: fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts and other receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are classified as financial assets and liabilities at amortized cost.

The carrying values of non-current reclamation deposit and other receivables approximated their fair values. These financial instruments are classified as financial assets at amortized cost.

The carrying value of marketable securities was based on the quoted market prices of the shares as at June 30, 2019 and was therefore considered to be Level 1. These financial instruments are classified as financial assets at FVTOCI.

The mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) are classified as financial assets at FVTOCI. The carrying value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. As at June 30, 2019, management concluded that there was no significant change in the fair value of the mineral property investments.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

11. FAIR VALUE (Continued)

The following table presents the Company’s fair value hierarchy for financial assets that are measured at fair value:

	June 30, 2019			December 31, 2018
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 3	Carrying value	Level 1	Level 3
Financial assets:
Marketable securities (Note 3)	$2,979	$2,979	$-	$2,597	$2,597	$-
Mineral property investments (Note 5)	4,417	-	4,417	4,417	-	4,417
Total	$7,396	$2,979	$4,417	$7,014	$2,597	$4,417

None of the Company’s financial liabilities are subsequently measured at fair value after initial recognition.

During the six months ended June 30, 2019 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

12. SUBSEQUENT EVENT

Expiry of Stock Options and Warrants

Subsequent to June 30, 2019, 137,500 stock options expired. In addition, 16,875,000 warrants with an exercise price of $1.10 and 40 warrants with an exercise price of $0.20 expired subsequent to June 30, 2019.